Filed Pursuant to Rule 253(g)(2)
File No. 024-10567

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 3 DATED DECEMBER 12, 2016
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of our public offering; and
•	Asset acquisitions.

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on October 5, 2016.

As of December 12, 2016, we had raised total gross offering proceeds of approximately $4.51 million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 451,000 of our common shares.

The Offering is expected to terminate on or before September 29, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – VCM Aviator Apartment Homes, LP

On December 6, 2016, we directly acquired ownership of a “majority-owned subsidiary”, VCM Aviator Apartment Homes, LP (the “Aviator Apartments”), in which we have the right to receive a preferred economic return for a purchase price of $1,000,000, which is the initial stated value of our equity interest in the Aviator Controlled Subsidiary (the “Aviator Controlled Subsidiary Investment”). The Aviator Controlled Subsidiary used the proceeds to acquire a stabilized, 147-unit garden-style multifamily property, Aviator Apartments, located at 1670 North Murray Blvd., Colorado Springs, CO 80915 (the “Aviator Property”). The Aviator Controlled Subsidiary is anticipating redeeming the Aviator Controlled Subsidiary Investment via refinancing or sale by May 2024. The Aviator Controlled Subsidiary Investment was funded with proceeds from our Offering.

The Aviator Controlled Subsidiary is managed by the principals of Vukota Capital Management, LLC (“Vukota”), a Denver based real estate company. Vukota’s investment strategy in the multi-family sector is to acquire properties below replacement cost in growing supply constrained communities where, over the long-term, rents are expected to increase above the rate of inflation. A typical property acquisition will range between 50 to 350 units or a $3.0 million to $35.0 million purchase price.

Pursuant to the agreements governing the Aviator Controlled Subsidiary Investment (the “Vukota Operative Agreements”), our consent is required for all major decisions regarding the Aviator Property. In addition, pursuant to the Vukota Operative Agreements we are entitled to receive a minimum 12.0% per annum economic return on our Aviator Controlled Subsidiary Investment. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 1.5% of the Aviator Controlled Subsidiary Investment, as well as approximately $150 in due diligence fees and third party reimbursements, paid directly by the Aviator Controlled Subsidiary.

The Aviator Controlled Subsidiary is required to redeem our Aviator Controlled Subsidiary Investment by May 29, 2024 (the “Vukota Redemption Date”). In the event that the Aviator Controlled Subsidiary Investment is not redeemed by the Vukota Redemption Date (after giving effect to any applicable extensions), pursuant to the Vukota Operative Agreements, we have the right, in our discretion, to force the sale of the Aviator Property outright. The Aviator Controlled Subsidiary may redeem our Aviator Controlled Subsidiary Investment in whole or in part without penalty during the term of the Aviator Controlled Subsidiary Investment.

Concurrent with the closing of the Aviator Controlled Subsidiary Investment, the Aviator Controlled Subsidiary closed on the acquisition of the Aviator Property on December 6, 2016, for a purchase price of $14,000,000, which included the assumption of a senior secured loan by Freddie Mac with an unpaid principal balance of approximately $10.5 million (collectively, the “Vukota Freddie Mac Senior Loan”), with a maturity date of June 1, 2026. Aggregate with the senior debt, the Aviator Controlled Subsidiary Investment features an LTV of 82.1%, based on the purchase price of approximately $14,000,000, with approximately $2.5 million of equity junior to the Aviator Controlled Subsidiary Investment at closing. The combined LTV ratio is the amount of the Vukota Freddie Mac Senior Loan plus the amount of the Aviator Controlled Subsidiary Investment, divided by the purchase price of the Aviator Property. LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the purchase price of the property. The Aviator Controlled Subsidiary Investment features an LTC of 79.5%, based on soft costs of approximately $0.5 million, with approximately $3 million of equity junior to the Aviator Controlled Subsidiary Investment. LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. There can be no assurance that the anticipated completion cost will be achieved.

As of the date of closing, the Aviator Property consists of three-story, wood-frame, garden-style buildings with combination of masonry and stucco exteriors and flat, built-up roofs. The improvements were completed in 1971, renovated in 2013 and are situated on a 4.74-acre site. Access and exposure of the subject are good due to the site's location along major thoroughfares and supporting development, including retail and employment centers. The rent roll of the Aviator Property, dated as of October 4, 2016, reflected a current occupancy rate of 93.88%.

The Aviator Property is located in the Colorado Springs MSA within the Rustic Hills submarket. Both the MSA and submarket are benefiting from strong job growth in the area. During the 4th quarter of 2015, Colorado Springs recorded its lowest vacancy of the past 15 years at 4.22%. In addition, Colorado Springs recently produced the strongest job growth numbers the city has seen since 2000, with approximately 7,400 jobs added in 2015. With a 3.2% job growth rate, Colorado Springs is above the state and national average. The Rustic Hills submarket experienced a record-low vacancy of 3.4% during the 4th quarter of 2015. With average submarket rents of $0.97 per square foot, we expect that Rustic Hills should continue to experience significant rent increases in 2016. Less than 500 apartment units were added in Colorado Springs in 2015, and the construction pipeline projects less than 600 units to be delivered in 2016 and 2017. If current market absorption trends continue at over 1,000 units, absorption will outpace deliveries. This would result in further tightening of the market that would support continued rent growth in 2016 and 2017.